Peter G. Leemputte
Senior Vice President and Chief Financial Officer

January 10, 2008

Mr. Brian R. Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549-0306

Re:	Brunswick Corporation
Form 10-K for the year ended December 31, 2006
File No. 001-01043

Dear Mr. Cascio:

This letter sets forth the response of Brunswick Corporation (the “Company”) to the Commission’s comment letter dated December 28, 2007.  The Company has reproduced each of the staff’s questions and indicated its response thereafter.  The Company has reviewed this response with its current external auditors, who agree with the Company’s position.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

Matters Affecting Comparability, page 21

1.
We note your response to our previous comment 1. Although we agree that your disclosure includes the requirements of Item 10 (e) (i) of Regulation S-K, we do not see how you comply with sections (ii) (A) and (B) of Item 10 (e), mainly as it relates to restructuring charges and non recurring tax benefits. Please include in your response why these items are allowed to be included in your non-GAAP disclosure.

Response:

Upon the Commission’s clarification, the Company concurs with the comments received. On a prospective basis, the Company will not adjust non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Cash Flows, page 50

2.	We re-issue our previous comment 2. Please ensure that your presentation of cash flows from operating activities begins with net loss as required by SFAS 95 paragraph 28, in future filings.

Previous comment 2 - We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

•
You change your presentation to address the point noted above and to comply with SFAS 95 in your net periodic report. If you expect to require effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

•	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

Brunswick Corporation  1 N. Field Court  Lake Forest, IL 60045
Telephone  847-735-4241   Facsimile  847-735-4042

Response:

In accordance with the Commission’s comments, the Company will retroactively modify the presentation of its cash flows from operating activities beginning with net earnings (loss) rather than net earnings (loss) from continuing operations in all future filings. Additionally, for each year that is modified, the Company will label the column heading as “revised.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Thank you for your consideration in these matters.  Please direct questions on this response letter to my attention at 847-735-4241.

Sincerely,

/s/ PETER G. LEEMPUTTE
Peter G. Leemputte
Senior Vice President and Chief Financial Officer